UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 27, 2025 - Multi Ways Holdings Reports Financial Results for Fiscal Year 2024
99.2	Press release dated June 3, 2025 - Multi Ways Holdings Secures Exclusive Dealership Agreement with Shandong Shantui Construction Machinery

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2025	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director